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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. ______)*


                                 MedicalCV, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  584639 10 8
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                                 (CUSIP Number)

                                 Paul K. Miller
                                1809 Lydia Avenue
                          St. Paul, Minnesota 55113
                                (651) 636-8968
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                November 20, 2001
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           (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                        (Continued on following pages)


                               (Page 1 of 7 Pages)


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CUSIP No. 584639 10 8                 13D                 Page   2 of  7 Pages
          -----------                                           ---   ---

          PAUL K. MILLER
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

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 (3) SEC Use Only

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 (4) Source of Funds*

          PF
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
          / /
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 (6) Citizenship or Place of Organization

          Minnesota
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,495,580*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    120,000**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,495,580*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    120,000**
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,615,580*
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    / /
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(13) Percent of Class Represented by Amount in Row (11)
                                   20.3%
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(14) Type of Reporting Person*
                                   IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

* Includes warrants to purchase 100,000 shares and options to purchase 28,000 shares, all of which are exercisable within 60 days of the date hereof.
** Represents shares owned by Gracon Contracting Co., an entity over which Mr. Miller exercises control.


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ITEM 1.     SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is common stock. The issuer is MedicalCV, Inc., a Minnesota corporation ("MCV"), which has its principal executive offices at 9725 South Robert Trail, Inver Grove Heights, Minnesota 55077.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This Schedule 13D is being filed by Paul K. Miller (the "Reporting Person").

      (b) The residence address of the Reporting Person is 1809 Lydia Avenue, St. Paul, Minnesota 55113.

      (c) The Reporting Person is President of Acton Construction Management Company, a real estate management company, with principal executive offices at 604 24th Avenue South, Minneapolis, Minnesota 55454.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person purchased 1,367,580 of the shares reported herein using personal funds. Such transactions took place between August 14, 1992, and May 4, 2001, at prices between $1.00 and $5.00 per share. Gracon Contracting Co. purchased 120,000 of the shares reported herein using working capital. Such transaction took place on September 13, 2000, at a price of $2.50 per share.

      In August 1999, MCV obtained a bank line of credit from Riverside Bank, which was subsequently acquired by Associated Bank Minnesota. The loan was extended to MCV on the condition that it be personally guaranteed by the Reporting Person. Under an agreement entered into by the Reporting Person and MCV on August 31, 1999, the Reporting Person personally guaranteed such indebtedness. To induce the Reporting Person to guarantee such indebtedness, MCV issued to the Reporting Person, on November 22, 1999 and December 6, 2000, warrants to purchase an aggregate of 100,000 shares of common stock exercisable at $2.00 per share. These warrants expire on November 19, 2004.

      Between January 4, 1995 and August 15, 2000, MCV granted options under MCV's 1993 Director Stock Option Plan to the Reporting Person to purchase an aggregate of 43,000 shares of MCV common stock exercisable at prices between $1.00 and $5.00 per share in consideration of the Reporting Person's service on MCV's board of directors, consisting of the following:

            o Option to purchase 5,000 shares at $1.00 per share granted on January 4, 1995, and exercised in full on October 30, 1998.


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            o  Option to purchase 5,000 shares at $1.12 per share granted on
               August 15, 1995, and exercised in full on October 30, 1998.

            o Option to purchase 5,000 shares at $1.25 per share granted on August 15, 1996, and exercised in full on October 30, 1998.

            o Option to purchase 5,000 shares at $5.00 per share granted on August 15, 1997, which expires on November 4, 2002.

            o Option to purchase 2,000 shares at $5.00 per share granted on December 13, 1997, which expires on November 4, 2002.

            o Option to purchase 7,000 shares at $5.00 per share granted on August 15, 1998, which expires on August 15, 2003.

            o Option to purchase 6,000 shares at $5.00 per share granted on August 15, 1999, which expires on August 15, 2004.

            o Option to purchase 1,000 shares at $5.00 per share granted on November 15, 1999, which expires on November 15, 2004.

            o Option to purchase 7,000 shares at $2.50 per share granted on August 15, 2000, which expires on August 15, 2005.

      The foregoing options were granted pursuant to MCV's 1993 Directors Stock Option Plan and each option fully vests on the first anniversary of the date of grant. The exercise prices of such options reflect the fair market value of MCV common stock on the date of grant.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Person acquired the securities described herein for investment purposes.

      (a) The Reporting Person may acquire more shares of common stock or dispose of common stock as business and market conditions dictate.

      (b) The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving MCV or any of its subsidiaries.

      (c) The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of MCV or of any of its subsidiaries.

      (d) The Reporting Person does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of MCV, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of MCV.

      (f) The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in MCV's business or corporate structure.


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      (g)   The Reporting Person does not have any plans or proposals that relate to or would result in changes in MCV's charter or bylaws or other actions which may impede the acquisition of control of MCV by any person.

      (h) The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of MCV to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of MCV becoming eligible for termination of registration pursuant to
            Section 12(g)(4) of the Act.

      (j) The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Reporting Person beneficially owned 1,615,580 shares of common stock, representing 20.3% of the class.

      (b) The Reporting Person has sole power to vote and to dispose of 1,495,580 shares of common stock. The Reporting Person has shared power to vote and to dispose of 120,000 shares of common stock. The Reporting Person shares this power with Gracon Contracting Co., an entity over which the Reporting Person exercises sole control. Gracon Contracting Co., a Minnesota corporation, owns and operates a medical clinic building in Minneapolis, Minnesota. The business address of Gracon Contracting Co. is 60 24th Avenue South, Suite B12, Minneapolis, Minneapolis 55454.

      (c)   See Item 3.

      (d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The shares reported herein are subject to an escrow agreement with the Commissioner of Commerce for the State of Minnesota. The Reporting Person entered into this escrow agreement as a condition of registration of the initial public offering of MCV. The term of escrow runs for a period of three years from the effectiveness of such offering, unless at an earlier date MCV demonstrates annual net earnings for any two consecutive years after the effectiveness of such offering of at least 5%.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      See Exhibit Index.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       November 20, 2001
                                       ------------------------------
                                       (Date)

                                       /s/  Paul K. Miller
                                       ------------------------------
                                       (Signature)

                                       Paul K. Miller
                                       Director
                                       MedicalCV, Inc.
                                       ------------------------------
                                       (Name/Title)


                                      6

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                                  EXHIBIT INDEX

 Exhibit 1 Form of Escrow Agreement by and among MedicalCV, Inc., Paul K. Miller, Adel A. Mikhail, Ph.D., Richard A. DeWall, M.D., Blair P. Mowery, Salvador Merce Cervello, Allan R. Seck, Norman Dann, Ronald Bosrock, George M. Wettstaedt, Gene E. Stobbs, Shelley Johnson, Salvador Merce Vives, Merce V. Electromedicina S.L., Associated Bank Minnesota and the Commissioner of Commerce for the State of Minnesota.


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